NCM Financial, Inc.

Rosewood Court 2101 Cedar Springs Road, Suite 1050

Dallas, TX 75201

June 5, 2014

VIA EDGAR

Matthew Crispino, Staff Attorney

Division of Corporation Finance

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	NCM Financial, Inc.

Registration Statement on Form S-1

Filed January 2, 2014

File No. 333-193160

Dear Mr. Crispino:

NCM Financial, Inc. (“NCM Financial”, the “Company”, “we”, “us” or “our”) hereby transmits our response to the letter received by us from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated May 2, 2014, regarding the above referenced filing. As requested in your letter, we have provided responses to the questions raised by the Staff. For your convenience, the matters are listed below, followed by the Company’s responses:

General

1.	We note your responses to prior comments 1 and 9. Please revise your prospectus summary, description of business and management’s discussion sections to highlight the current status of your software offerings. Specifically discuss whether your offerings are currently available to the public and have any paid subscribers. For example, we note your statements on page 21 that your sales consist of online web based sales for software subscriptions and that you are expanding your product mix to include a real-time application. Please revise these statements to clarify that you have only one paying subscriber for your software offerings, if true, and that your real-time subscription-based model is not currently available to the public.

Response: We respectfully advise the Staff that the Company has revised our prospectus summary, description of business and management’s discussion to include the information contained in comment 1.

2.	We note your response to prior comment 2. Please revise your prospectus summary, business and management’s discussion sections to clarify that you only provide access to investment research and data and do not conduct or issue analysis or reports yourself. Additionally, we note your disclosure on page 30 that you will seek to provide an exchange traded product for investors that will be actively managed by portfolio managers at NCM Financial. Please clarify whether you will have to register as an investment adviser or an investment company when you begin to engage in this line of business.

Response: In response to the Staff’s comment ,we have revised our prospectus summary, business and management’s discussion sections to clarify that we only provides access to investment research and data and do not conduct or issue analysis or reports of our own.

We have also added the following disclosure relating to the exchange traded product we intend to provide:

“Upon a successful capital raise, NCM Financial will seek to provide an exchange traded product for investors around the globe. The exchange traded fund would be managed by portfolio managers at NCM Financial and provide investors a product base that is an active management product in an exchange traded fund product line. Portfolio managers at NCM Financial would serve as the intellectual property behind the strategies and investment decisions. NCM Financial would serve as a sponsor or a sub-advisor for the fund or funds. As a sponsor to the fund company, NCM Financial is not required to register as a Registered Investment Advisor. As a sub-advisor, NCM Financial is required to register as a Registered Investment Advisor. Upon a successful partnership, the requirement to register as a Registered Investment Advisor will be determined by the terms of the partnership. This expansion into investment management services provides investors with a passive investment opportunity with an active management strategy. The exchange traded product would provide investors around the globe access to markets with multi strategy techniques. NCM Financial’s customer base would have access to a full suite of products. The users could use the end of day web based product, a mobile based product, a tablet based product, a real time platform, and a multi-strategy exchange traded fund. Providing a diversified base of products for investors supports investors with the level of information; which is needed for each investor to make informed decisions for his or her portfolio.”

Risk Factors

Risks Related to Our Business and Industry

“ If we are unable to attract new customers or sell additional services….” Page 5

3.	We note your response to prior comment 8. You indicate in this risk factor that your customer base is composed of global advertisers and advertising networks. However, it appears that you intend to generate revenue both through advertising and through sales of subscriptions to your software product. Please clarify in this risk factor your different types of customers and explain how you generate revenue from each type.

Response: We hereby advise the Staff that we have clarified the risk factor to describe the different types of customers and explain how revenue is generated from each type.

If subscription renewal rates decrease or we do not accurately….” Page 5

4.	Please state clearly in this risk factor the number of your paying subscribers. Additionally, please explain the relevance of your discussion of users who have “access,” but do not subscribe, to your software platform.

Response: In response to the Staff’s comment, we have expanded the risk factor to include a discussion based on comment 4.

“The requirements of being a public company….” Page 6

5.	We note your response to prior comment 10. Please revise this risk factor to clarify that until you file the Form 8-A, you will be required to file reports under Section 15(d) of the Exchange Act, and explain the automatic reporting suspension under Section 15(d), as well as the inapplicability of the proxy rules and Section 16 of the Exchange Act.

Response: We hereby advise the Staff that we have revised the risk factor to state that we will be required to file reports under Section 15(d) of the Exchange Act, including an explanation of the automatic reporting suspension under Section 15(d) and the applicability of proxy rules and Section of the Exchange Act.

Risks Related to this Offering and Our Securities

“Our ability to raise capital in the future may be limited….” Page 12

6.	We note your responses to prior comment 13 and 28. Please revise this risk factor to state the minimum period of time that you will be able to conduct planned operations using currently-available and currently-committed capital resources.

Response: We hereby advise the Staff that we have revised our disclosure to state that if NCM Financial does not raise any capital, NCM Financial will not be able to operate over the next six months.

Selling Stockholders, page 16

7.	We note your response to prior comment 19. The last paragraph of this section currently conflicts with other disclosure throughout your prospectus that indicates that Michael Noel and Scott Noel have material relationships with your company. Please revise.

Response: We respectfully advise the Staff that we have revised the disclosure to state that none of the selling shareholders or their beneficial owners are broker-dealers or affiliated with broker-dealers.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 35

8.	We note your response to prior comment 28. Please state the extent to which you are currently using funds in your operations on a monthly basis. Also, clarify the meaning of your statement that “current operations are solely dependent on payment terms provided by service providers.”

Response: We have revised our disclosure to state the extent to which we are currently using funds in our operations on a monthly basis. We have also clarified the statement that “current operations are solely dependent on payment terms provided by service providers.”

Directors, Executive Officers and Corporate Governance, page 40

9.	Please revise the description of the business experience for your directors and executive officer during the past five years to disclose the dates of employment for each position held. See Item 401(e)(1) of Regulation S-K.

Response: In response to the Staff’s comment, we have revised the business experience for our directors and executive officer during the past five years to disclose the dates of employment for each position held.

Executive Compensation, page 41

10.	We note that in fiscal years 2012 and 2013, Michael Noel received a base salary of $102,000 and semi-monthly installments of $1,000 pursuant to his employment agreement. Please add a footnote to the summary compensation table that clarifies the amounts received pursuant to the semi-monthly installments. Additionally, please explain why Mr. Noel appears not to have received all of the amounts due to him in either year pursuant to the semi-monthly payment arrangement.

Response: We hereby advise the Staff that we have added a footnote to the compensation table that clarifies the amount received pursuant to the semi-monthly installments. We have also added the following disclosure to the description of Mr. Noel’s employment agreement: Collectively, Michael Noel receives $1,000 on a semi-monthly payment schedule. Upon a successful capital raise, Michael Noel will be paid in full both for his base salary and the semi-monthly installments for an annualized total amount of $114,000 for the first two years and $137,000 for the third year of employment.

Financial Statements for the years ended December 31, 2013 and 2012

Statements of Stockholders’ Equity (Deficit) F-4

11.	We note your response to prior comment 37 and your revised disclosure. Please explain why the conversion from a LLC to a Corporate entity resulted in a deemed dividend. Cite the accounting literature that supports your accounting. It appears that the equity amounts would not change as a result of the change in legal structure.

Response: We agree that equity as a whole should not change as a result of the change in legal structure. However, we believe we need to disclose the common stock issued in the conversion at par value, which would require an allocation, for accounting presentation purposes, from Member’s Deficit. Our use of the term deemed dividend to capture this reclass to par appears to have caused confusion and thus in subsequent filings we will change the description to ‘Shares issued due to conversion from LLC to C-Corp’. Please see the attached revised Statements of Cash Flows and Statements of Stockholders’ Equity (Deficit) as an illustration of our suggested edits for your consideration.

12.	Explain why the reverse stock-split results in an increase in additional paid-in- capital. See ASC 505-20-30-6. Explain why additional paid-in-capital is adjusted when you had no prior balance. In general, a reverse split has no accounting impact unless the par value of the shares is reduced, in which case the reduction should be reflected in additional paid-in capital, not retained earnings.

Response: Upon further review, we agree that the presentation and accounting for this reverse stock split transaction should be adjusted. Specifically, we believe the reverse stock split should be retroactively presented as if the stock split occurred at the beginning of the period presented. It should be noted that the Issuer has an LLC to C-Corp conversion during the year, thus retroactive presentation was pushed back to that transaction (ie. In terms of establishing par value upon conversion (see Comment #11 response above), we are recasting this conversion as if it were into the number of shares outstanding post subsequent reverse stock split). Please see the attached revised Statements of Stockholders’ Equity (Deficit) as an illustration of our suggested edits for your consideration.

13.	We note that you exchanged shares of your common stock for services. Please explain how you determined fair value for each transaction. Describe in detail the nature of the services provided. Indicate why you believe that the value assigned as fair value for services being provided is commensurate with fair value of the services. That is, tell us whether this value would have been the same if cash had been exchanged.

Response: In relation to the measurement of share based payment for transactions with non-employees, we noted that ASC 505-50-30-2 states: “Paragraph 505-50-30-6 : establishes that share-based payment transactions with nonemployees shall be measured at the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measurable.”

In applying this literature to these transactions, we noted that: (1) Our shares were yet to begin public trading at the time of measurement (as a public company, we understand that a use of our trading market price would be a presumed position given, in part, the Level I status of this fair value measure); and (2) After careful review of the services provided, we could not obtain identifiable objective evidence as to the fair value of the services provided. After making such initial conclusions, we evaluated what we felt could be a reliable measure and deemed it to be our open ask price on our forthcoming IPO as this is our best indicator of what we feel the fair market value of our stock is. We do not believe we had any basis or other information deemed more readily reliable to record the value of these transactions, including fair value indicators related to the services, at anything less (or more) then what we thought was our best estimate of the stock value.

As for whether this value would be the same if cash had been exchanged, that would depend on the facts and circumstances that existed at that time, including the amount of cash exchanged and whether such amount was suggestive of any unwritten rights and privileges. Further, assuming no unwritten rights and privileges (there were none in these transactions as occurred), the exchange of cash by us to these parties at an arm’s length would, in our opinion, provide some evidence of the fair value of these transactions, just us our issuance of shares did. The key challenge in this analogy, and the key constant, is that we do not believe we can readily determine and support a fair value designation on the services provided, hence the emphasis on consideration issued by us in good faith (whether that be shares as actually occurred or hypothetical cash).

Please see attached disclosure that further expands our disclosure of the transactions, including the nature of services provided and how fair value was determined. We note that these shares were issued for business development and consulting services

Part II

Item 16. Exhibits and Financial Statement Schedules

14.	We note your response to prior comment 35. It appears that you filed Exhibit 10.7 twice instead of filing Exhibit 10.17. Please file Exhibit 10.17 with your next amendment.

Response: We hereby advise the Staff that we have filed Exhibit 10.7 and removed the duplicate 10.7 exhibit.

The Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

NCM Financial, Inc.

By:	/s/ Michael A. Noel
Name: Michael A. Noel
Title: Chief Executive Officer